Exhibit 4.9

THIS NOTE IS A SECURITY WHICH HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933.  IT MAY NOT BE SOLD, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THE NOTE UNDER SUCH ACT OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED OR UNLESS SOLD PURSUANT TO RULE 144 OF SUCH ACT.

THIS NOTE IS DATED EFFECTIVE AS OF APRIL 29, 2011

RICHFIELD OIL & GAS COMPANY
$200,000.00	Convertible Promissory Note

RICHFIELD OIL & GAS COMPANY, a Nevada corporation (the “Company”), for value received, hereby promises to pay to MACKOV INVESTMENTS LIMITED ("Holder" or "Investor") or order, the principal amount of Two Hundred Thousand Dollars ($200,000), with Fifty Thousand Dollars ($50,000) in interest.  The principal balance of this Note shall mature and become due and payable, together with the interest, on June 29, 2011 (the “Due Date”).

This Note may be prepaid by the Company, in whole or in part, before the Due Date without penalty.  In the event Maker fails to pay any sum due hereunder on the date when such payment is due and payable as provided herein within fifteen (15) days after receiving written notice of such default, the Company agrees to compensate Holder for his reasonable costs incurred as a result of such default, including attorney’s fees, court costs and other charges.

1.           Option to Convert Note into Stock.

1.1  Conversion.  If Maker does not pay the Note in full on the Due Date, Holder may elect to convert all or part of the principal balance and interest under this Note into the common stock of the Company at the rate of $0.10 per share, or 2,500,000 shares for all principal and interest due hereunder, effective as of June 30, 2011.  The exercise of such conversion option as to all or part of the unpaid principal balance shall be deemed to be in lieu of and not in addition to the Company’s obligation to pay the principal amount so converted and the interest then accrued on such converted principal amount.

1.2  Notice.  Holder shall give written notice of his election to convert to the Company, together with instructions for issuance of such shares.

2.0         Miscellaneous.

2.1  Notices.  Any notice required or permitted under this Note shall be given in writing and shall be deemed effective upon personal delivery to the party to be notified or upon deposit with a recognized overnight courier service and addressed to the party at the address set forth below for such party, or at such other address as either party may designate by not less than ten (10) days advance written notice to the other party.

2.2  Binding Effect.  This Note shall bind and inure to the benefit of the parties, their legal representatives, successors and permitted assigns.

2.3  Amendments and Waivers.  Any term of this Note may be amended and the observance of any term of this Note may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of both the Company and the Holder hereof.  Any amendment or waiver effected in accordance with this paragraph shall be binding upon Holder of this Note and the Company.

IN WITNESS WHEREOF, the Parties have set their hands, as of the date first above written.

HOLDER:	MAKER:
MacKov Investments Limited	RICHFIELD OIL & GAS COMPANY

/s/ Glenn MacNeil	By:	/s/ J. David Gowdy
Glenn MacNeil		J. David Gowdy, President & CEO